

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 25, 2015

<u>Via Email</u>
Ryan Dalton
Chief Financial Officer
Parsley Energy, Inc.
303 Colorado Street
Suite 3000
Austin, TX 78701

> **Re:** **Parsley Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 11, 2015**
> **File No. 001-36463**

Dear Mr. Dalton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2014</u>

<u>Consolidated and Combined Financial Statements</u>

<u>Consolidated and Combined Statements of Operations, page F-4</u>

1.   Your statement of operations includes line items for "incentive unit compensation" and "stock based compensation." It does not appear that expenses related to share-based compensation should be presented as separate line items. Please revise your disclosure accordingly. Refer to SAB Topic 14F.

2.   Please revise to present earnings per share information for each of the years in which financial statements are presented in your Form 10-K or tell us why this disclosure is not necessary. Refer to FASB ASC 260-10-15-2. As part of your response, explain your

Ryan Dalton
Parsley Energy, Inc.
September 25, 2015
Page 2

basis for the calculation of earnings per share for the fiscal year ended December 31, 2014 (i.e., the year in which you completed your initial public offering). Refer to FASB ASC 260-10-55-17.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources